Exhibit 1

For Release

Compugen Announces Positive Therapeutic Effects of
Novel Peptide in Animal Model of Retinopathy

CGEN-25017 previously demonstrated significant anti-angiogenic activity

Peptide was predicted using Compugen’s DAC Blockers Discovery Platform

Tel Aviv, Israel, July 21, 2009 – Compugen Ltd. (NASDAQ: CGEN) announced today that CGEN-25017, a novel peptide antagonist of the Angiopoietin/Tie-2 pathway, has shown positive therapeutic effects in an animal model of retinopathy, a very serious eye condition characterized by over-growth of blood vessels. CGEN-25017, which was initially discovered using Compugen’s Disease-Associated Conformation (DAC) Blockers discovery platform, had previously demonstrated significant inhibitory activity in two other models of angiogenesis, an in vitro multi-cellular assay and the widely recognized chorioallantoic membrane (CAM) model.

In the recently completed study utilizing a rodent model of oxygen-induced retinopathy, administration of CGEN-25017 resulted in a dramatic decrease in the extent of pathological neovascularization, outperforming the positive control, soluble Tie-2. These results provide evidence for the potential use of this novel peptide in the treatment of angiogenic ocular diseases, such as diabetic retinopathy, age-related macular degeneration and retinopathy of prematurity. Furthermore, since this animal model is well accepted for assessing anti-angiogenic activity in general, the profound dose-dependent anti-angiogenic potency of CGEN-25017 seen in this and earlier studies indicate potential therapeutic utility for other diseases involving pathological angiogenesis such as cancer and inflammatory conditions, including psoriasis and rheumatoid arthritis.

Professor John S. Penn, from the Department of Ophthalmology and Visual Sciences at the Vanderbilt University School of Medicine, who supervised the study and is a recognized world expert in this field stated, “The efficacy achieved with CGEN- 25017 is a fairly rare finding in this model. Based upon our past experience conducting efficacy trials of this type, CGEN-25017 falls within the top 10% of all test compounds that have passed through our hands. Thus, in my opinion, CGEN-25017 warrants further development and study as a potential therapy for angiogenesis-related diseases.”

Dr. Anat Cohen-Dayag, Compugen co-CEO added, “Angiogenesis is a field of intense research interest worldwide both by academia and industry. CGEN-25017 is a novel peptide that has not only demonstrated very potent anti-angiogenic activity, but it also most likely does so by a different mechanism than known VEGF inhibitors, thus offering the possibility for increased efficacy and fewer side effects. The discovery of CGEN-25017 was made through the use of Compugen’s DAC Blockers platform, which predicts the sequences of novel peptides that may block the folding of certain proteins into their disease-associated states. Peptide blockers predicted by this platform have now been validated experimentally in functional assays for 11 out of 12 protein targets selected for screening. In addition to CGEN-25017, two other predicted peptides to date have also demonstrated therapeutic potential and several others are now undergoing experimental validation. The DAC Blockers platform itself is one of ten product candidate discovery platforms that have been developed and validated to date by the Company. Thus, the discovery and validation of CGEN-25017 provides an excellent perspective on the power and potential of Compugen’s unique discovery capabilities.”

About Retinopathy
Retinopathy is a pathologic condition of the retina, the light-sensitive nerve tissue that sends visual images to the brain, in which abnormal retinal neovascularization (angiogenesis) can lead to progressive and severe vision loss as a result of vitreal bleeding and retinal detachment. Diabetic retinopathy is the leading cause of visual disability and blindness among adults in the developed world, affecting an estimated 20 million people.

About Angiogenesis and Angiopoietin/Tie-2
Angiogenesis, the growth of new capillary blood vessels, is an important natural process for healing and reproduction. However, abnormal blood vessel growth is now recognized as a common denominator underlying an increasing list of deadly and debilitating conditions, such as tumor development, retinopathy and inflammation. Angiopoietins are naturally occurring secreted angiogenic factors. Their receptor, Tie2, which belongs to the family of tyrosine kinase receptors, is almost exclusively expressed by endothelial cells. Modulation of Tie2 activity by angiopoietins is crucial for angiogenesis, blood vessel maturation, and vascular endothelium integrity. In view of the critical role that angiopoietins and their receptor play in angiogenesis, various inhibitory strategies have been employed to therapeutically target the angiopoietin/Tie2 pathway.

About the DAC Blockers Discovery Platform
The DAC Blockers Platform is designed for the prediction and selection of peptides that block proteins from adopting their disease-associated conformations. This is accomplished through the use of a series of proprietary algorithms to identify segments in proteins of interest that, if introduced as synthetic peptides, would prevent the proteins from adopting disease-associated conformations and related activities and thus could have therapeutic benefits. In addition, a key benefit of the platform is its ability to predict, select and implement proteome-wide searches for such peptides in proteins of interest within human, viral and bacterial proteomes.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information about Compugen, please visit the Company’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220